Exhibit 12.1

AMKOR TECHNOLOGY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008	2007	2006	2005

Earnings
Income (loss) before income taxes	$126,523	$(425,688)	$234,837	$182,494	$(145,288)
Equity in (earnings) losses of unconsolidated affiliate	(2,373)	—	—	—	55

Income (loss) before income taxes and equity in earnings (losses) of unconsolidated affiliate	124,150	(425,688)	234,837	182,494	(145,233)
Interest expense	110,747	120,513	134,819	160,909	163,125
Amortization of debt issuance costs	4,649	4,466	5,326	7,250	7,948
Interest portion of rent (1)	5,879	6,559	6,452	5,583	6,215

	$245,425	$(294,150)	$381,434	$356,236	$32,055

Fixed Charges
Interest expense	$110,747	$120,513	$134,819	$160,909	$163,125
Amortization of debt issuance costs	4,649	4,466	5,326	7,250	7,948
Interest portion of rent	5,879	6,559	6,452	5,583	6,215

	$121,275	$131,538	$146,597	$173,742	$177,288

Ratio of earnings to fixed charges	2.0	— (2)	2.6	2.1	— (2)

(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.

(2)	The ratio of earnings to fixed charges was less than 1:1 for 2008. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $425.7 million of earnings in 2008. The ratio of earnings to fixed charges was less than 1:1 for 2005. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $145.2 million of earnings in 2005.